Exhibit 99.2

Stewart Information Services: Memo to Employees

Dear Stewart Employees,

We wanted to provide an update regarding recent views publicized by one of our investors. Previously, we reported that Bulldog Investors, LLC, wanted to nominate five new directors as part of a proxy contest surrounding this year’s Annual Meeting of Stockholders. We announced today that we have reached an agreement with Bulldog to end the contest, representing a positive outcome for Stewart, our associates, our customers and our stockholders.

As part of the agreement, we announced the nomination of James Chadwick as a new independent director to the Stewart Board. Mr. Chadwick brings over 16 years of experience in finance and strategic investments, and we look forward to benefitting from his experience as we work to enhance value for all Stewart stockholders and drive the continued success of the Company’s initiatives.

In connection with the appointment of Mr. Chadwick, Dr. Arthur Porter who has served as a director since 1993, will not be renominated for election and accordingly, Dr. Porter’s term will expire at the Annual Meeting. On behalf of the entire Stewart Board, I sincerely thank Dr. Porter for his years of service and dedication to Stewart.

As you know, over the past three years, Stewart has aggressively transformed its business to accelerate growth and profitability and enhance value for all our stockholders. We have made significant progress with our strategic initiatives and are continuing to take action to drive Stewart forward to become the most admired real estate services company.

We appreciate you staying focused on your responsibilities while the Board dealt with this matter. We are pleased to have resolved this situation and we are confident that we’re moving Stewart in the right direction.

Thank you for your continued hard work and commitment to Stewart.

Sincerely,

Matthew Morris

Additional Information and Where to Find It

The Company, its directors and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Company’s 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”). On March 9, 2015, the Company filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the solicitation of proxies for the 2015 Annual Meeting. Prior to the 2015 Annual Meeting, the Company will furnish a definitive proxy statement to its stockholders (the “2015 Proxy Statement”), together with a WHITE proxy card. STOCKHOLDERS ARE URGED TO READ THE 2015 PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Additional information regarding the identity of these potential participants and their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement for the 2015 Annual Meeting and will be set forth in the 2015 Proxy Statement and other materials to be filed with the SEC in connection with the 2015 Annual Meeting.

Stockholders will be able to obtain, free of charge, copies of the 2015 Proxy Statement, any amendments or supplements thereto and any other documents (including the WHITE proxy card) when filed by the Company with the SEC in connection with the 2015 Annual Meeting at the SEC’s website (http://www.sec.gov), at the Company’s website (http://www.stewart.com) or by contacting Nat Otis by phone at (713) 625-8360, by email at nat.otis@stewart.com or by mail at Stewart Information Services Corporation, Attn: Investor Relations, 1980 Post Oak Blvd., Ste. 800, Houston, TX 77056. In addition, copies of the proxy materials, when available, may be requested from the Company’s proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, New York, NY 10022 or toll-free at (888) 750-5834.